UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

March 22, 2012

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: " D. Medical Announces Strategic Reorganization".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Announces Strategic Reorganization

Tirat Carmel, Israel – March 22, 2012 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED) ("D. Medical" or the "Company"), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, announced today that it has initiated a strategic restructuring designed to focus its business on maximizing and realizing the value of the Company's novel technology and intellectual property by licensing and/or selling such technology (or part of it) to third parties. In parallel, the Company will continue to pursue new OEM and high volume sales opportunities.

The restructuring, which is designed to significantly reduce the Company's ongoing operating expenses and is effective immediately, includes a contemplated staff reduction and a voluntary reduction in the compensation of, among others, the chairman of the board, the chief executive officer, chief financial officer and the chief operating officer.  The Company estimates that its current actions will reduce its cash burn rate to approximately NIS 700-800 thousand per month. In connection with D. Medical’s efforts to reduce its ongoing operating expenses, it is also contemplating a possible reduction in the size of its Board of Directors.

The Company and its subsidiaries will continue to support its current customer base and will continue to employ its management and customer support personnel.

"The strategic restructuring announced today is a direct result of the challenging market conditions the Company is facing. The Company and its subsidiaries have successfully accomplished a number of milestones.  For example, the Company’s innovative Spring Zone insulin pump has achieved a CE Mark and its breakthrough Spring™ Universal Infusion Set has obtained FDA clearance, CE Mark and a Health Canada marketing license. Thus far, the industry has reacted very positively to our products.  Patients, physicians and diabetes educators have shown particular early interest in Spring™ Universal, as demonstrated by the fact that approximately 100,000 units of this product have already been supplied to our customers.  Nevertheless, we believe that under the current and foreseen market conditions, this reorganization is in the best interest of the Company and its shareholders.  Accordingly, we plan to focus on marketing the Company's technology in a way that will maximize its value," said Efri Argaman, D. Medical’s Chief Executive Officer.

In making the announcement, D. Medical stated that there can be no assurance that its efforts to license and/or sell its technology (or part of it) to third parties will result in a transaction. The Company does not intend to disclose developments with respect to the aforementioned efforts unless and until its Board of Directors has approved a specific transaction.

About D. Medical

D. Medical is a medical device company that holds through its subsidiaries a portfolio of products and intellectual property in the area of insulin and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology. D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) relating, among others, to the announced strategic reorganization, the Company's ability to maximize and realize the value of its novel technology and intellectual property assets by licensing and/or selling such technology or part of it to third parties, the Company's ability to find OEM and high volume supply opportunities, the Company's ability to reduce its ongoing operating expenses and cash burn, the extent of such reduction in the Company's ongoing operating expenses and cash burn, and the Company's and its management's assumptions and evaluations regarding their ability to maximize and realize the value of the Company's technology and intellectual property and reduce the Company's ongoing expenses. The forward-looking statements involve risks and uncertainties, and are based on D. Medical's current expectations and beliefs. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507135
info@springnow.com

North American Investor Contact:

Stephen Kilmer
Kilmer Lucas Inc.
T: 212-618-6347
stephen@kilmerlucas.com

Israeli Investor Relations:

Michal Efraty
T: +972-3-6950380
M: +972-52-3044404
michal@efraty.com